SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 000-51308

(Check one)

□ Form 10-K and Form 10-KSB	□ Form 20-F	□ Form 11-K	☒ Form 10-Q and Form 10-QSB
□ Form 10-D	□ Form N-SAR	□ Form N-CSR

For Period Ended April 30, 2008

□ Transition Report on Form 10-K and Form 10-KSB
□ Transition Report on Form 20-F
□ Transition Report on Form 11-K
□ Transition Report on Form 10-Q and Form 10-QSB
□ Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: CHATSWORTH DATA SOLUTIONS, INC.

Former Name if applicable: ADERA MINES LIMITED

Address of principal executive office (Street and Number): 321 S. Boston Ave., Suite 218
City, state and zip code: Tulsa, Oklahoma 74103

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed period.

Questions regarding the accounting treatment of certain financial items, and the inability of the Registrant to incorporate that information into the Form 10-QSB without unreasonable effort and expense on the part of Registrant has caused the inability to file timely. The Registrant anticipates that it will be able to file the Form 10-QSB within five calendar days of the prescribed due date.
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Clayton E. Woodrum	(918) 625-9393
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes □ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

□Yes  ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CHATSWORTH DATA SOLUTIONS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 16, 2008	By:	/s/Sidney L. Anderson,
Sidney L. Anderson President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).